Officer Certification

I, Brian Hill, certify that:

(1) the financial statements of B Hill Entertainment, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of B Hill Entertainment, LLC included in this Form reflects accurately the information reported on the tax return for B Hill Entertainment, LLC filed for the fiscal year ended 2019.

DocuSigned by:



D5E228870438431...

Name: Brian Hill
Title: Member